Exhibit 12.1
Statement of Ratio of Earnings to Fixed Charges

	December 30,	December 29,	January 3.	January 2.	January 1.
	2006	2007	2009	2010	2011
Pre-tax (loss) income from continuing operations	6,521	(3,846)	(30,556)	(8,684)	(36,220)
Fixed charges	7,834	17,150	24,441	25,177	24,876

Total earnings (losses) and fixed charges	14,355	13,304	(6,115)	16,493	(11,344)

Interest expense	6,081	12,191	18,841	19,430	17,292
Portion of rent expense deemed to be interest expense	1,753	4,959	5,600	5,747	7,584

Total fixed charges	7,834	17,150	24,441	25,177	24,876

Ratio of earnings to fixed charges	1.83	n/a	n/a	n/a	n/a

(1)	For purposes of computing the ratio of earnings to fixed charges, total earnings consist of pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries and loss from equity investees plus fixed charges minus minority interests in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rent expense that we believe to be representative of interest expense. Earnings were not sufficient to cover fixed charges by $36.2 million for fiscal 2010, $8.7 million for fiscal year 2009, $30.6 million for fiscal year 2008, and $3.8 million for fiscal year 2007.